ROPES & GRAY PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Brian D. McCabe

(617) 951 7801

brian.mccabe@ropesgray.com

October 23, 2015

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Attention: Sonny Oh

Re:	John Hancock Investment Trust (the “Trust”) - File No. 333-207096
Registration Statement on Form N-14

Dear Mr. Oh,

On behalf of the Trust, we submit this letter in response to comments received by telephone on October 19, 2015 from the staff (the “staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of shares of John Hancock Large Cap Equity Fund, a series of the Trust (the “Acquiring Fund”), in connection with the reorganization of John Hancock Fundamental Large Cap Core Fund, a series of John Hancock Funds II (the “Acquired Fund”), with and into the Acquiring Fund (the “Reorganization”). The Registration Statement was filed with the SEC on September 23, 2015, accession no. 0001133228-15-004886.

For convenience, we have summarized each comment below, followed by the Trust’s response. Capitalized terms not otherwise defined have the same meaning as given in the Registration Statement.

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Part A – Proxy Statement/Prospectus

1.	Comment. Under the heading “How the Reorganization Will Work” on the outside front cover page of the proxy statement/prospectus, please disclose why the Acquiring Fund will assume “substantially all,” as opposed to “all,” of the Acquired Fund’s liabilities.

Response. The Acquiring Fund will assume all of the Acquired Fund’s liabilities other than any liabilities of the Acquired Fund arising under the Agreement and Plan of Reorganization, and the proxy statement/prospectus has been revised accordingly to clarify this point.

2.	Comment. Under the heading “Where to Get More Information” on the outside front cover page of the proxy statement/prospectus, please include all applicable filing numbers of the documents that are incorporated by reference.

Response. The Trust confirms that the applicable filing numbers of the documents that are incorporated by reference have been added to the proxy statement/prospectus.

3.	Comment. Under the heading “Summary of Comparisons of Acquired Fund to Acquiring Fund,” on page 2 of the proxy statement/prospectus, please consider adding a statement to clarify that that the portfolio managers to both funds are the same and are expected to continue to act as portfolio managers to the Acquiring Fund following the Reorganization.

Response. The Trust has added the following sentence under the sub-heading “Portfolio Managers” on page 2 of the proxy statement/prospectus:

“The same individuals act as portfolio managers to both funds and are expected to continue to act as portfolio managers to the Acquiring Fund following the Reorganization.”

4.	Comment. In the section entitled “Comparison of Fund Classes, Expenses, Advisory Arrangements, and Distribution Plans,” under the heading “Comparison of funds’ classes of shares,” please consider highlighting more clearly the differences in Class A share characteristics as between the Acquired Fund and the Acquiring Fund.

Response. The Trust has revised the introductory sentence under the heading “Comparison of funds’ classes of shares – Class A sales charges and Rule 12b-1 fees” as follows in order to further highlight the differences between the two funds’ Class A shares:

“Class A shares of each fund have the same characteristics and, except for the differences in 12b-1 fees and the type of 12b-1 plan for each fund noted below, the same fee structures.”

5.	Comment. Please include the portfolio turnover information for the Acquired Fund and the Acquiring Fund, as required by Items 5 and 6 of Form N-14.

Securities and Exchange Commission	- 3 -	October 23, 2015

Response. The Trust confirms that the required portfolio turnover information for each fund has been added to the proxy statement/prospectus.

6.	Comment. In the section entitled “Comparison of Fund Classes, Expenses, Advisory Arrangements, and Distribution Plans,” under the heading “Comparison of expenses – Examples,” please confirm and disclose that the contractual expense reimbursement disclosed for the Acquired Fund is only reflected for the first year of each example shown in the “Examples” table.

Response. We have revised the disclosure preceding the “Examples” table to state that the Acquired Fund’s contractual expense reimbursement is only reflected for the first year of each example shown in the table.

7. Comment. In the section “Comparison of Investment Risks,” under the heading “Particular risks of Large Cap Equity Fund,” if applicable, please include a statement indicating that the risks listed under this heading are not considered principal risks of the Acquired Fund.

Response. The Trust has added the following sentence under the heading “Particular risks of Large Cap Equity Fund”:

“The following risks are not considered principal risks of Large Cap Core Fund.”

8.	Comment. In the section “Proposal to Approve an Agreement and Plan of Reorganization,” under the heading “Board consideration of the Reorganization,” if applicable, please disclose any adverse factors with respect to the Reorganization that were reviewed and considered by the Board. Further, the staff notes that, as disclosed in the proxy statement/prospectus, the Acquired Fund will generally bear the costs and expenses in connection with the Reorganization, including the costs associated with the solicitation of proxies. Please explain how these anticipated costs and expenses will impact the net asset value of the Acquiring Fund upon the consummation of the Reorganization or confirm supplementally that such costs and expenses are not expected to materially affect the net asset value of the Acquiring Fund.

Response. The Trust believes that the description of the Board’s considerations under the heading “Board consideration of the Reorganization” satisfies the disclosure requirements of Item 4(a)(3) of Form N-14, which requires only that the registrant “[o]utline the material features of the proposed transaction, including… [t]he reasons the registrant and the company being acquired are proposing the transaction.” Additionally, the Trust confirms that any impact of the costs and expenses incurred by the Acquired Fund in connection with the Reorganization are not expected to materially impact the net asset value of the Acquiring Fund upon consummation of the Reorganization.

9.	Comment. In light of the disclosure on page 19 of the proxy statement/prospectus, in the section “Further Information on the Reorganization,” which states that the Adviser expects to transition the Acquired Fund’s portfolio prior to the Reorganization, please explain the extent of any expected sales and provide an estimate of the related brokerage or other transaction costs in connection with such transition. In addition, please disclose the expected tax consequences in connection with the portfolio transition, including the estimated impact to shareholders of capital gains or capital losses as a result of the sale of the Acquired Fund’s portfolio in advance of the Reorganization.

Securities and Exchange Commission	- 4 -	October 23, 2015

Response. The Trust has revised the disclosure in the proxy statement/prospectus to indicate the following:

a. That it is anticipated that any sales of the Acquired Fund’s portfolio securities in connection with, but prior to the Reorganization will be immaterial.

b. That it is anticipated that any brokerage costs incurred in connection with, but prior to the Reorganization will be de minimis.

c. That it is anticipated that any capital gains or losses that will result from the sale of portfolio securities in connection with, but prior to the Reorganization will be de minimis.

10.	Comment. In the section “Information Concerning the Meeting,” under the heading “Adjournments,” please disclose any applicable time limitations for a subsequent shareholder meeting that may be held due to adjournment, as well as any notice requirement for the subsequent meeting or required changes to the original record date.

Response. The Trust confirms that there are no applicable time limitations for any adjournment and that no additional notice or change to the original record date are required for any adjourned meeting.

Part B – Statement of Additional Information

11.	Comment. In the section “Pro Forma Financial Information”:

a. Please disclose the expected net assets of the combined fund had the Reorganization been consummated as of July 31, 2015.

Response. The Trust confirms that the requested information has been added to the Statement of Additional Information.

b. For the twelve months ended April 30, 2015, please disclose the pro forma operating expense savings as a per share amount for the combined fund.

Response. The Trust confirms that the requested information has been added to the Statement of Additional Information.

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c. Please confirm supplementally that the only pro forma fund expenses that are expected to differ from the sum of the Acquired and Acquiring Funds’ corresponding expenses are management fees and audit fees.

Response. The Trust confirms that the only pro forma fund expenses that are expected to differ from the sum of the Acquired and Acquiring Funds’ corresponding expenses are management fees, audit fees and registration fees. The Trust confirms that the Statement of Additional Information will be updated accordingly to include registration fees.

d. Please describe supplementally any portfolio transitioning expected to occur in connection with the Reorganization, including an estimate of any transaction costs and related tax consequences.

Response. The Trust refers the staff to the Trust’s response to Comment 9 above.

Part C – Other Information

12.	Comment. In light of the fact that the Acquired Fund’s annual shareholder report dated July 31, 2015 is incorporated by reference into the proxy statement/prospectus, please revise the auditor’s consent to make reference to the audit report relating to the July 31, 2015 financial statements of the Acquired Fund.

Response. The Trust confirms that a revised auditor’s consent reflecting the above-referenced change will be filed in a post-effective amendment to the Registration Statement.

Tandy

13.	Comment. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Response. The Trust accepts responsibility for the adequacy and accuracy of the disclosure in the Registration Statement that is the subject of this letter. The Trust acknowledges that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing. The Trust further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Securities and Exchange Commission	- 6 -	October 23, 2015

* * * * *

We hope that the foregoing responses adequately address the staff’s comments. The Trust, on behalf of the Acquiring Fund, intends to file a post-effective amendment to the Registration Statement referenced in Comment 12 above, which will reflect the above responses to the staff’s comments, and an appropriate certification pursuant to Rule 497(j) under the Securities Act of 1933, as amended. Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Brian D. McCabe

Brian D. McCabe

cc: Thomas W. Dee

Ariel Ayanna